FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated September 20, 2004 (“Vodafone Launches BlackBerry Internet Service in Australia")	Page No 2

Document 1

September 20, 2004

FOR IMMEDIATE RELEASE

Vodafone Launches BlackBerry Internet Service In Australia

Waterloo, Canada — Vodafone Australia and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched BlackBerry Internet Service™ in Australia, providing individuals and businesses of all sizes with the leading mobile solution for staying connected to people and information.

BlackBerry® is already very popular with enterprise customers in Australia and enables impressive productivity gains. With BlackBerry Internet Service from Vodafone, personal users, SOHOs (small-office-home-office) and SMEs (small-to-medium enterprises) in Australia can now also eliminate ‘dead time’ during the working day by managing their email whenever they want and wherever they want.

The ideal solution for employees to manage communications on the move, BlackBerry from Vodafone combines wireless email, mobile phone, text messaging, synchronized organizer tools and mobile Internet browsing into one sleek, pocket-sized device. The BlackBerry ‘push’ architecture enables email to be automatically pushed to the mobile device and also allows users to read and forward email attachments (including support for Microsoft Word, Excel, PowerPoint and Acrobat PDF documents).

Ian Scherger, Chief Marketing Officer, Vodafone Australia said, “For the past six months, BlackBerry has been the hottest mobile tool for larger businesses all over the world, but with the new BlackBerry Internet Service, personal users and small businesses will also be able to go totally mobile increasing their productivity and efficiency.”

“Capitalizing on the success of Vodafone Live! and Vodafone Mobile Connect, BlackBerry from Vodafone also features our simple, Vodafone-branded user interface for clean navigation and users can roam in 18 different countries around the world,” Ian concludes.

Vodafone is one of the largest providers of BlackBerry worldwide.

-more-

About Vodafone

Vodafone Group Plc is a leading mobile communications company — 25 per cent of the world’s mobile phone users are connected to Vodafone. Vodafone has equity interests in 26 countries, and partner networks in a further 13 countries — leaving an unmatched network footprint. The company provides quality services to 2.5 million Australian customers. Vodafone has more than 139.2 million proportionate customers worldwide.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Katie Lee
RIM Asia Pacific
+852 6277 6841
kalee@rim.com

Vivienne Dye
Vodafone Australia
0414 207 400

Matthew Gain
Pulse Communications for Vodafone
02 8281 3868 or 0422 326 703

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Vodafone is a trademark of the Vodafone Group. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 20, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller